FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 16, 2006

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_ __   Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Cameron R. Sebastian

 (Signature)

Cameron R. Sebastian

  Vice President, Finance & CFO

Date: February 16, 2006

NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF THE BID TO PURCHASE AN ALBERTA PRIVATE CORPORATION, CONFIRMS FEBRUARY 2006 DISTRIBUTION AND UPDATES HEDGING PORTFOLIO

Calgary, Alberta – February 16, 2006 (TSX – PMT.UN) Paramount Energy Trust (“PET” or “the Trust”) is pleased to confirm the previously announced acquisition of the common shares of a private company (“Acquire Co”) active in natural gas exploration and development in east-central Alberta closed today with the tender of 98% of the issued and outstanding shares of Acquire Co to PET’s Takeover Bid Offer.  PET will exercise its right pursuant to section 116 of the Business Corporations Act (Alberta) to purchase the remaining shares.  PET funded the total consideration of approximately $92 million consisting of cash of $90 million, and assumption of approximately $2 million of net debt, with its existing credit facility.

Through this transaction, the Trust acquired an estimated 9.5 MMcf/d of natural gas production and 54,600 net undeveloped acres at an average 98% working interest.  Further, a key component of the deal involved an extensive transition period with Acquire Co’s technically and operationally-proficient management team, wherein the team will continue to work exclusively for PET to capitalize on the opportunities that are prevalent both on the existing asset base and in the surrounding area until June 30th 2006.  The Trust expects to drill 10 to 20 wells on Acquire Co lands in 2006, commencing in early March.

“This transaction is very accretive to PET’s Unitholders by all measures, adding solid production and cash flow to the Trust’s base assets” said Sue Riddell Rose, PET’s President and CEO.  “Further, it augments PET’s prospect inventory with over 50 upside opportunities which match the Trust’s relatively conservative risk profile.  These opportunities further enhance PET’s model for sustainability.  The acquisition also accomplishes one of PET’s strategic objectives to expand its area of focus outside the Trust’s Northeast Alberta core areas with opportunities which can be pursued year round.”

PET is also pleased to confirm that its distribution to be paid on March 15, 2006 in respect of income received by PET for the month of February 2006, for Unitholders of record on February 28, 2006, will be $0.24 per Trust Unit.  The ex-distribution date is February 24, 2006.  This brings cumulative distributions paid since the inception of the Trust to-date to $8.264 per Trust Unit.

PET continues to project that monthly cash distributions are sustainable at $0.24 per Trust Unit for the foreseeable future given PET’s current hedges and physical forward natural gas sales, the forward market for natural gas prices and the Trust’s opportunity inventory for production additions to offset natural production declines from PET’s base assets.  With the Trust’s current estimates for production, natural gas prices and cash flow, this level of distribution reflects a payout ratio for 2006 of approximately 75 percent of PET’s estimated distributable income.  Future distributions are subject to change as dictated by changes in commodity price markets, operations and future business development opportunities.

In light of recent weakness in spot natural gas prices and concerns over storage levels and mild winter weather to-date in heating regions of North America, PET has supplemented its hedging and physical forward sales portfolio to take advantage of continued strength in the future portion of the natural gas price curve and further enhance the sustainability of its monthly distribution.

The following table summarizes PET’s current financial natural gas price hedges and physical forward sales positions:

	Volumes at AECO
Term	Gigajoules/day (GJ/d)	Price ($/GJ)	% of Forecast Production

March 2006	122,000 GJ/d	$8.45	78%
April – October 2006	60,000 GJ/d	$7.83	40%
	5,000 GJ/d	$9.00 - $12.50
November 2006 – March 2007	17,500 GJ/d	$9.16	28%
	25,000 GJ/d	$9.00 - $10.40
April – October 2007	12,500 GJ/d	$8.04	8%
November 2007 – March 2008	2,500 GJ/d	$9.30	2%

The Trust’s winter capital expenditures program, the largest in its history at $80 million, is proceeding on-schedule and is expected to add 25-35 MMcf/d of additional production at the end of the first quarter.  The following table shows PET’s estimated average monthly financial results for the remainder of 2006 at various commodity price assumptions, incorporating all of the Trust’s current hedges and physical forward natural gas sales, the Trust’s base production and forecast production additions from PET’s capital spending program and assuming continuation of the current distribution of $0.24 per Trust Unit per month:

		Average AECO Monthly Index Gas Price Mar to Dec 2006 ($/GJ)
		$6.00	$7.00	$8.00	$9.00

Natural Gas Production	(MMcf/d)	160	160	160	160
Realized Gas Price	($/Mcf)	7.33	7.95	8.59	9.24
Cash Flow	($Million/Month)	21.7	24.1	26.5	29.0
Per Unit	($/Unit/Month)	0.259	0.285	0.313	0.343
Payout Ratio	(%)	93.5%	84.3%	76.6%	70.0%

ABOUT PET

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET's Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbols PMT.UN, PMT.DB and PMT.DB.A.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue S.W., Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400

Fax:  403 269-6336

Email:  info@paramountenergy.com

Sue Riddell Rose, President and Chief Executive Officer

Cam Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations and Communications Advisor

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

ADVISORY: Certain information regarding PET including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil ands gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect PET’s operations or financial results are included in PET's reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at PET's website (www.paramountenergy.com) or by contacting Paramount Energy Trust. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and PET does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.